                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                               PAMECO CORPORATION
                               ------------------
                                (Name of Issuer)


                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                -----------------------------------------------
                         (Title of Class of Securities)


                                   697934107
                                   ---------
                                (CUSIP Number)


                            Angus C. Littlejohn, Jr.
                             Littlejohn & Co., LLC
                             115 East Putnam Avenue
                         Greenwich, Connecticut 06830
                               (203) 861-4005
                   ---------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               February 29, 2000
                       ---------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box[_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 697934107                                      Page 2 of 21 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Littlejohn Fund II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                            [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware, United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            22,400,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,037,825
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             22,400,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,572,379
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      27,437,825
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
13
      79.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14e
      PN
------------------------------------------------------------------------------

     * Percentage based on a total outstanding of 34,431,963 shares of Class A Common Stock, representing 5,959,534 shares of Class A Common Stock and, on an as converted basis, 3,272,429 shares of Class B Common Stock, all shown as outstanding at February 11, 2000, on the Issuer's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, and, on an as converted basis, 140,000 shares of Preferred Stock and, as exercised and on an as converted basis, Warrants to purchase 112,000 shares of Preferred Stock.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 697934107                                      Page 3 of 21 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Littlejohn Associates II, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware, United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            22,400,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,037,825
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             22,400,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,572,379
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      27,437,825
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
13
      79.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14e
      OO
------------------------------------------------------------------------------

     * Percentage based on a total outstanding of 34,431,963 shares of Class A Common Stock, representing 5,959,534 shares of Class A Common Stock and, on an as converted basis, 3,272,429 shares of Class B Common Stock, all shown as outstanding at February 11, 2000, on the Issuer's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, and, on an as converted basis, 140,000 shares of Preferred Stock and, as exercised and on an as converted basis, Warrants to purchase 112,000 shares of Preferred Stock.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 697934107                                      Page 4 of 21 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Angus C. Littlejohn, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            22,400,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,037,825
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             22,400,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,572,379
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      27,437,825
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
13
      79.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14e
      IN
------------------------------------------------------------------------------

     * Percentage based on a total outstanding of 34,431,963 shares of Class A Common Stock, representing 5,959,534 shares of Class A Common Stock and, on an as converted basis, 3,272,429 shares of Class B Common Stock, all shown as outstanding at February 11, 2000, on the Issuer's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, and, on an as converted basis, 140,000 shares of Preferred Stock and, as exercised and on an as converted basis, Warrants to purchase 112,000 shares of Preferred Stock.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 697934107                                      Page 5 of 21 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Quilvest American Equity Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          7,450,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,450,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,450,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
13
      50.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14e
      CO
------------------------------------------------------------------------------

     * Percentage based on a total outstanding of 14,831,963 shares of Class A Common Stock, representing 5,959,534 shares of Class A Common Stock and, on an as converted basis, 3,272,429 shares of Class B Common Stock, all shown as outstanding at February 11, 2000, on the Issuer's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, and, on an as converted basis, 28,000 shares of Preferred Stock and, as exercised and on an as converted basis, Warrants to purchase 28,000 shares of Preferred Stock.

     This statement on Schedule 13D (this "Statement"), which is being filed jointly by the Reporting Persons (as defined in Item 2), also constitutes Amendment No. 4 to the statement on Schedule 13D, as amended, previously filed by Quilvest (as defined in Item 2) with respect to shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Pameco Corporation, a Georgia corporation (the "Company").


ITEM 1.   SECURITY AND ISSUER.

          This Statement relates to the Class A Common Stock of the Company, whose principal executive office is located at 1000 Center Place, Norcross, Georgia 30093.


ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This Statement is filed jointly on behalf of: (i) Quilvest American Equity Ltd., a British Virgin Islands international business company ("Quilvest"); (ii) Littlejohn Fund II, L.P., a Delaware limited partnership ("Littlejohn"); (iii) Littlejohn Associates II, L.L.C., a Delaware limited liability company ("LJ Associates"); and (iv) Angus C. Littlejohn, Jr. ("Mr. Littlejohn," and, collectively with Littlejohn, Quilvest, and LJ Associates, the "Reporting Persons"). Information in this Item 2 with respect to Quilvest or its affiliates has been provided by Quilvest. Information in this Item 2 with respect to the other Reporting Persons has been provided by such other Reporting Persons.

          Littlejohn is a limited partnership and LJ Associates is the general partner of Littlejohn. Mr. Littlejohn is the manager of LJ Associates. Littlejohn & Co., L.L.C. ("Littlejohn & Co."), a Delaware limited liability company, provides certain investment advisory and management services to Littlejohn. The principal business of Littlejohn and LJ Associates is to make control investments in under-performing companies.

          Quilvest is a subsidiary of Quilvest Overseas Ltd., a British Virgin Islands international business company ("QOL"). The principal business of QOL and Quilvest is the making of direct and indirect equity and debt investments in various parts of the world and in the United States, respectively. QOL is a subsidiary of Quilvest S.A. ("QV"), a Luxembourg holding company whose shares, which are issued in bearer form, are listed and traded on the Paris and Luxembourg Stock Exchanges. QV's principal business is serving as an investment holding company.

          The names of the directors and executive officers of LJ Associates, Quilvest, QOL and QV are set forth on Schedules 1, 2, 3, and 4 hereto, respectively, which are incorporated herein by reference. No person controls or shares in the control of LJ Associates or QV who is not a member of its board.

     (b) The address of the principal office of Littlejohn, LJ Associates, and Mr. Littlejohn is 115 East Putnam Avenue, Greenwich, Connecticut 06830.

          The address of the principal office of Quilvest and QOL is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The address of the principal office of QV is 84 Grand-Rue, L-1660 Luxemburg. The business address of each of the other persons named in Item 2(a) is set forth on Schedules 1, 2, 3, and 4 hereto, which are incorporated herein by reference.

     (c) The present principal occupation of Mr. Littlejohn is Chairman and Chief Executive Officer of Littlejohn & Co.

          The present principal occupation of each other individual set forth in
Item 2(a) is set forth on Schedules 1, 2, 3, and 4.

     (d) None of the Reporting Persons, nor any of their directors or executive officers, has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor any of their directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each individual set forth in Item 2(a) is set forth on Schedules 1, 2, 3, and 4 hereto.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On February 18, 2000, the Company, Quilvest and Littlejohn (Quilvest and Littlejohn, collectively, the "Purchasers") signed a series of agreements (the "Transaction") pursuant to which the Purchasers have agreed to pay $35 million (the "Purchase") in exchange for 140,000 shares of the Company's Series A Cumulative Pay-in-Kind Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a purchase price of $249.99 per share, and warrants to purchase 140,000 additional shares of Preferred Stock (the "Warrants") at a purchase price of $0.01 per Warrant, subject to certain terms and conditions. With regard to the Purchase, Littlejohn will contribute $28 million of the purchase price and Quilvest will contribute $7 million of the purchase price. The source of the funds to be used by Littlejohn to purchase the Preferred Stock and the Warrants is capital to be contributed by its limited partners. Quilvest's portion of the purchase price for the Preferred Stock and Warrants to be purchased will be funded by liquidity made available to Quilvest from QV. If the Warrants are exercised, the Purchasers expect to obtain the funds to pay for the shares of Preferred Stock to be purchased thereunder from various sources, including, without limitation, working capital and/or from their partners or shareholders.

          Furthermore, pursuant to the Transaction, Littlejohn and Quilvest have agreed, until February 18, 2003, to purchase, in one or more series, as and when requested by the Company, in order to fund acquisitions, capital expenditures and working capital programs designed for the future growth of the Company, each as approved by the Board of Directors of the Company (the "Board"), a number of additional shares of the Preferred Stock (the "Additional Preferred Stock") proportionate to their respective interest in the Preferred Stock at an aggregate purchase price up to $25,000,000. These shares of Additional Preferred Stock also will be convertible into shares of the Company's Class A Common Stock. The initial conversion price of shares of any Additional Preferred Stock will equal 85% of the Weighted Average Trading Price (as defined below) for the 20 trading days immediately preceding the third trading day prior to the first public announcement of the event giving rise to the issuance of the Additional Preferred Stock. For purposes hereof, the term "Weighted Average Trading Price" means the volume weighted average sales price per share of Class A Common Stock as reported by Bloomberg Information Systems, Inc. If any Additional Preferred Stock is purchased, the Purchasers expect to obtain the funds to pay for these shares from various sources, including, without limitation, working capital and/or from their partners or shareholders.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons acquired beneficial ownership of all of their shares of Class A Common Stock for investment purposes and for possible resale from time to time in open market transactions or otherwise as market conditions warrant. Conditions to closing the Purchase (the "Closing") included (i) the Company's obtaining financing under a senior credit facility amounting to an aggregate of $130 million arranged by Fleet Capital Corporation (the "Credit Facility") and (ii) the Company's obtaining financing under a subordinated debt agreement pursuant to which the Company will have the ability to borrow up to $20 million (the "Subdebt Facility"). The closing of each of the Purchase, the Credit Facility and the Subdebt Facility was conditioned on the closing of the other arrangements. The Closing occurred on February 29, 2000, at which time the Preferred Stock and the Warrants were issued and both the Credit Facility and the Subdebt Facility were funded.

          Assuming receipt of the Required Approval described below, the Transaction contemplates that the terms of the Preferred Stock ultimately will entitle the holders of Preferred Stock to convert their shares of Preferred Stock into the Company's Class A Common Stock and that holders of the Preferred Stock will be entitled to vote as a class with holders of the Company's common stock. All shares of the Preferred Stock purchased by the Purchasers will be fully convertible into shares of the Company's Class A Common Stock, at the initial conversion price of $2.50 per share (the "Conversion Price"), which is subject to customary adjustments, including for below market issuances of securities and for dividends, distributions, stock splits and similar events. Assuming receipt of the Required Approval described below, as of the Closing, each share of Preferred Stock will be convertible into 100 shares of the Company's Class A Common Stock. In addition, all Warrants purchased by the Purchasers are immediately exercisable to purchase shares of the Preferred Stock at an initial exercise price of $300 per share of Preferred Stock, or $3.00 per share of Class A Common Stock, on an as converted basis. Assuming receipt of the Required Approval described below, such shares of Preferred Stock will be initially convertible into shares of Class A Common Stock. The Warrants are subject to proportional adjustments for stock dividends, distributions, stock splits and similar events.

          The New York Stock Exchange requires shareholder approval of the voting and conversion rights of the Preferred Stock (the "Required Approval") before such rights become effective because the Transaction would result in the issuance of securities convertible into more than 20% of the Company's outstanding common stock. Approval by the majority of a quorum of shareholders is required for issuances of such magnitude. Accordingly, pursuant to the terms of the Transaction the Company has agreed to conduct a special meeting of shareholders for the purpose of voting to approve such voting and conversion rights. The Company has advised the Reporting Persons that it is preparing proxy materials for filing and distribution and the Purchasers have been advised by the Company that the special meeting is expected to occur on or about May 15, 2000.

          On February 18, 2000, the Company, Littlejohn, Quilvest and certain other holders of the Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), entered into a Shareholders Agreement. Pursuant to the Shareholders Agreement and other related agreements, Quilvest and other holders of the Company's Class B Common Stock, who together control more than 50% of the voting power of the Company, have agreed to vote to approve the aforementioned voting and conversion rights and, in connection therewith, have granted Littlejohn an irrevocable proxy. Accordingly, the approval required by the New York Stock Exchange is assured.

          Each of the Company and Quilvest is required to make a filing under the Hart-Scott-Rodino Antitrust Act of 1976 (the "HSR Act") with respect to the exercise by Quilvest of its voting and conversion rights.

The parties have agreed to make such filing with the Federal Trade Commission and the Department of Justice promptly after the filing of the Proxy Statement.

          After such shareholder approval, Littlejohn will beneficially own approximately 79.7% of the Class A Common Stock of the Company (assuming the conversion of the Company's securities owned by it only) and Quilvest will beneficially own approximately 50.2% of the Class A Common Stock of the Company (assuming the conversion of the Company's securities owned by it only).

          Pursuant to the Purchase and applicable law, Littlejohn's five director nominees, representing a majority of the Board, will be appointed at the Closing. The Shareholders Agreement requires that the Board have nine directors at all times. So long as shares of Class B Common Stock are outstanding, the Board will be composed of two persons elected by the holders of the Class A Common Stock (the "Class A Directors") and seven persons elected by the holders of the Class B Common Stock (the "Class B Directors"). Pursuant to the Shareholders Agreement, Littlejohn will nominate five persons to stand for election to serve as Class B Directors and Quilvest will nominate one person to stand for election to serve as a Class B Director. The then existing members of the Board will nominate the remaining three directors, none of whom shall be affiliates or associates (as defined in the Securities Exchange Act of 1934, as amended, or the Georgia Business Corporation Code ("GBCC")) of Quilvest or Littlejohn. After such time as there are no Class B Common Stock shares outstanding, Littlejohn will retain the right to nominate five persons to stand for election to serve as directors, Quilvest will retain the right to nominate one person to stand for election to serve as director and the remaining three directors will be nominated in accordance with the requirements of applicable law, it being understood that none of such three directors shall be affiliates or associates (as defined in the Securities Exchange Act of 1934, as amended, or the GBCC) of Quilvest or Littlejohn. Littlejohn's rights regarding its director nominees, as described above in this paragraph, will remain in full force and effect so long as Littlejohn beneficially owns at least 25% of the Company's common stock, and Quilvest's rights regarding its director nominee, as described above in this paragraph, will remain in full force and effect so long as both (i) Quilvest beneficially owns at least 5% of the Company's Class A Common Stock and (ii) Littlejohn owns at least 25% of the Company's Class A Common Stock.

          The Reporting Persons at any time or from time to time may acquire additional shares of Class A Common Stock or dispose of shares of Class A Common Stock. Except as described above, the Reporting Persons have no plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) After giving effect to the transactions described in Item 3, Littlejohn, LJ Associates and Mr. Littlejohn beneficially owns 112,000 shares of the Preferred Stock and Warrants to purchase an additional 112,000 shares of Preferred Stock. After giving effect to the transactions described in Item 3, Quilvest owns 1,003,783 shares of Class A Common Stock, 846,217 shares of Class B Common Stock, and 28,000 shares of Preferred Stock and Warrants to purchase an additional 28,000 shares of Preferred Stock. All shares of the Preferred Stock acquired in the Transaction described in Item 3, by either Purchaser, will be fully convertible into shares of the Company's Class A Common Stock, only after the Required Approval is obtained, and in the case of Quilvest, only after the termination or expiration of the HSR Act waiting period. On an as converted basis, the shares of Preferred Stock and Common Stock beneficially owned by Littlejohn, LJ Associates and Mr. Littlejohn represent approximately 79.7% of the Company's Class A Common Stock (assuming the conversion of the Company's securities owned by them only) and the shares of Preferred Stock and Common Stock beneficially owned by Quilvest represent approximately 50.2% of the Company's Class A Common Stock (assuming the conversion of the Company's securities owned by it only).

          (b) Littlejohn has sole power to vote and direct the vote of any and all shares of Class A Common Stock beneficially owned by Littlejohn and has the shared power to vote and direct the vote of any and all shares of Class A Common Stock beneficially owned by Quilvest, Willem F. P. de Vogel, J. William Uhrig and Terbem Limited ("Terbem"). In addition, Littlejohn has sole power to dispose of or direct the disposition of any and all shares of the Class A Common Stock beneficially owned by Littlejohn. Littlejohn also has the shared power to dispose of or direct the disposition of any and all shares of Class A Common Stock beneficially owned by Quilvest and Willem F. P. de Vogel. See the description of the Shareholders Agreement and the Voting Agreements in Item 6.

          (c) Except as described in Item 3, to the best knowledge of the Reporting Persons, no transaction in the class of Class A Common Stock was effected during the past 60 days or since the last filing on Schedule 13D.

          (d) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, none of the persons named in Item 2(a) beneficially owns any shares of Class A Common Stock of the Company. On the basis of control, through the relationship of Littlejohn, LJ Associates, and Mr. Littlejohn, as a manager of LJ Associates, the board of directors of LJ Associates or Mr. Littlejohn may be deemed to have the ultimate power to direct the voting or disposition, as well as the application of dividends from, or the proceeds of the sale of, the shares of the Class A Common Stock beneficially owned by Littlejohn. Similarly, on the basis of its control, through an intermediate holding company of Quilvest, the board of directors of QV may be deemed to have the ultimate power to direct the voting or
                                 Page 10 of 21
disposition, as well as the application of dividends from, or the proceeds of the sale of, the shares of the Class A Common Stock beneficially owned by Quilvest.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          A. Certificate of Designation of Series A Cumulative Pay-in-Kind Preferred Shares of the Company (the "Certificate of Designation"). The Certificate of Designation provides for the designation, creation, authorization and issuance of Series A Cumulative Pay-in-Kind Preferred Stock, par value $1.00 per share, with a stated value of $250.00 per share at the time of initial issuance (the "Stated Value", subject to adjustment from time to time to accurately reflect stock splits, subdivisions or combinations with respect to the shares of Preferred Stock), and initially consisting of 600,000 shares of Preferred Stock.

          For the three-year period (the "Initial Dividend Period") following the date of issuance of the shares of Preferred Stock (the "Issuance Date"), the holders of shares of Preferred Stock will be entitled to receive on each such share, when, as and if declared by the Board, out of funds of the Company legally available for that purpose, cumulative preferential dividends, compounding quarterly to the extent unpaid on each March 1, June 1, September 1 and December 1 (each a "Compounding Date"), commencing on June 1, 2000, and accruing from the date of issuance at the rate of 14% per annum on the Stated Value of each share of Preferred Stock and of each share of Preferred Stock to which a holder is entitled as of a particular date, assuming the declaration of dividends payable in the form of Preferred Stock (the "Dividend Preferred Shares") then deemed to have been issued; provided, however, if with respect to a particular period, the Company's earnings before interest, taxes, depreciation and amortization, as determined in accordance with generally accepted accounting principles consistently applied and maintained, is at least equal to $25.5 million for the year ended February 28, 2002 and/or $35.4 million for the year ended February 28, 2003, then with respect to a particular one-year period, the rate at which dividends would accrue, accumulate and compound during such one year period would be recalculated retroactively to 8% instead of 14%, such recalculation to occur as soon as practicable after the receipt of the Company's audited financial statements, accompanied by a signed opinion of its independent accountants, relating to the applicable one year period. When and if declared by the Board, such dividends will be payable by issuance of such number of additional shares of Preferred Stock (including fractional shares) determined by dividing the dollar amount of the dividend to be paid by the Stated Value on the date such dividend is so paid.

          From and after the Initial Dividend Period, the holders of shares of Preferred Stock will be entitled to receive on each such share, when, as and if declared by the Board, out of funds of the Company legally available for that purpose, cumulative preferential cash dividends, compounding quarterly to the extent unpaid, on each Compounding Date commencing on June 1, 2003 and accruing thereafter at the rate of 14% per annum on the Stated Value of each share of Preferred Stock and of each Dividend Preferred Share then deemed to have been issued, except that the Company may provide written notice to the holders at least 30 days prior to the end of the Initial Dividend Period, that such dividends, with respect to periods after the Initial Dividend Period shall continue to accrue and be payable in the same manner as during the Initial Dividend Period.

          To the extent a holder of shares of Preferred Stock receives payment of a dividend in the form of Dividend Preferred Shares, then, such holder also will be entitled to receive a warrant to purchase such number of additional shares of Preferred Stock equal to the number of shares of Preferred

Stock received in payment of such dividend, such warrants to be in substantially the form of the Warrants. In addition to the dividends described above, if the Company declares and pays a dividend on the Class A Common Stock, a holder of shares of Preferred Stock will be entitled to 50% of the dividends such holder would have been entitled to had such holder fully converted the shares of Preferred Stock into shares of Class A Common Stock immediately prior to the record date for the distribution. Such dividend distributions will be made pro rata among the holders of the shares of Preferred Stock and holders of Class A Common Stock. All dividends paid with respect to the Preferred Stock will be made pro rata among the holders based upon the aggregate number of shares of Preferred Stock held by each such holder. In the case of shares of Preferred Stock issued on the Issuance Date, dividends will accrue from such date. In the case of shares of Preferred Stock issued as a dividend on shares of Preferred Stock or the shares of Preferred Stock issued upon exercise of any warrant to purchase shares of Preferred Stock, dividends will accrue from the date on which such shares of Preferred Stock were issued.

          Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, or any reduction or decrease in its capital stock resulting in a distribution of assets to the holders of any class or series of the Company's capital stock (the date of such occurrence, the "Liquidation Date"), the Company, out of the assets of the Company available for distribution, will be required to make the following payments in respect of its capital stock:

          (a) first, payments on any senior securities;

          (b) second, on a pro rata basis, (i) to holders of shares of Preferred Stock equal to the greater of (A) the aggregate amount per share of Preferred Stock, equal to $250.00 plus accrued and unpaid dividends (whether or not declared and including, without limitation, Dividend Preferred Shares and shares of Preferred Stock issued upon exercise of Warrants ("Warrant Preferred Shares") (if any), and the Penalty Amount (if any) (as defined below), subject to adjustment from time to time to accurately reflect stock splits, subdivisions or combinations with respect to the Preferred Stock (the "Liquidation Preference") with respect to the shares of Preferred Stock held by such holder on the Liquidation Date (including the Dividend Preferred Shares to which such holder would be entitled as of such date), plus the aggregate Liquidation Preference with respect to the Warrant Preferred Shares deemed held by such holder on the Liquidation Date (which cannot be less than zero), or (B) the amount which would be payable to such holder in respect of Class A Common Stock if such holder had been deemed to have converted all shares of Preferred Stock, all Dividend Preferred Shares and all Warrant Preferred Shares whether or not convertible by the terms hereof, held (or deemed held) by such holder as of the Liquidation Date into Class A Common Stock immediately prior to the Liquidation Date; and
(ii) due on parity securities; and

          (c) third, payments on any junior securities.

For purposes hereof, the "Penalty Amount" means the contingent amount that exists only if the Company has not notified the holders that it elected to accrue and pay dividends after the Initial Dividend Period in the same manner as during the Initial Dividend Period and the Company thereafter failed to declare and pay the applicable cash dividend in full on a relevant Compounding Date, and which is equal to the difference between the accrued and unpaid dividend attributable to the relevant Compounding Date and the amount that would have been the accrued and unpaid dividend attributable to the relevant Compounding Date had the dividend rate been calculated at 16% per annum, not 14% per annum.

          From time to time, on and after the sixth anniversary of the Issuance Date, the Company has the right to redeem the shares of Preferred Stock held by a holder at a price per share, payable in cash, equal to 105% of the Liquidation Preference. If a legal impediment imposed by the GBCC to the Company's repurchase of any such shares existed, the Company would be obligated to use its best efforts to remove or remedy such impediment. In case of redemption of less than all of the shares of Preferred Stock, the shares of Preferred Stock to be redeemed would be redeemed on a pro rata basis among all holders. Furthermore, commencing upon the fifth anniversary of the Issuance Date, each holder of shares of Preferred Stock may elect to sell to the Company all or any part of the shares of Preferred Stock held by a holder, and to require the Company to purchase from such holder such shares at a per share price, payable in cash, equal to the Liquidation Preference (the "Put Price") applicable to such shares (the "Put Right"). If a legal impediment imposed by the GBCC to the Company's repurchase of any such shares existed, the Company would have to use its best efforts to remove or remedy such impediment. The Company is obligated to pay the Put Price on a pro rata basis among all holders exercising a Put Right based on the number of shares sought to be repurchased.

          At any time after the date of the Required Approval and subject to compliance with applicable law, including the HSR Act, by a particular holder, any such holder of shares of Preferred Stock will have the right to convert any of the then outstanding shares of Preferred Stock owned by it which have not been previously redeemed or repurchased into fully paid, nonassessable shares of Class A Common Stock. For the purpose of conversion, each share of Preferred Stock will be valued at the Liquidation Preference, which will be divided by the Conversion Price in effect on the conversion date to determine the number of shares issuable upon such conversion. The Conversion Price is subject to adjustments, including for below market issuances of securities and for dividends, distributions, stock splits and similar events. However, no adjustment to the Conversion Price will reduce the Conversion Price below the then par value per share of the Common Stock.

          Holders of shares of Preferred Stock will vote their shares of Preferred Stock as a separate class. After the date of the Required Approval, and subject to compliance with applicable law, including the HSR Act in the case of Quilvest, with no further action upon the part of such holder or the Company, such holder will be entitled to one vote for each share of Common Stock to which such holder is entitled to receive at such time upon conversion of the shares of Preferred Stock, whether or not such holder actually has converted such shares, and will vote such shares together with the Class A Common Stock as a single class on all matters brought before a vote of the holders of the Common Stock. The Company will not, without the affirmative vote of the holders of a majority of the shares of Preferred Stock then outstanding:

               (i) authorize, create (by way of reclassification or otherwise) or issue any securities which are senior to the Preferred Stock as to dividends, distributions or distributions upon liquidation, winding up or dissolution of the Company, any parity securities (other than additional shares of Preferred Stock or other shares of preferred stock issued to the Purchasers pursuant to the Securities Purchase Agreement) or any obligation or security convertible into, exchangeable for or evidencing the right to purchase any senior securities or parity securities;

               (ii) amend or otherwise alter its Articles of Incorporation in any manner that adversely affects the rights, privileges and preferences of the Preferred Stock set forth in the Certificate of Designation; or

               (iii) take any action requiring a vote of shareholders of the Company that adversely affects the rights, preferences and privileges of the Preferred Stock set forth in the Certificate of Designation.

          B. Warrant to purchase shares of Preferred Stock issued by the Company to the Purchasers (the "Warrant"). Upon issuance, the Warrant is immediately exercisable in whole or in part to purchase shares of Preferred Stock until the eighth year anniversary of March 1, 2000. The Company issued a Warrant Preferred Stock and a Warrant to Quilvest to purchase 28,000 shares of Preferred Stock. Each Warrant is exercisable at an initial exercise price of $300 per Warrant Share, subject to adjustment (the "Exercise Price"). The holder of the Warrant may pay the Exercise Price for that number of Warrant Shares sought to be purchased by delivering immediately available funds or by exercising a cashless exercise. The number and kind of securities purchasable upon the exercise of the Warrant and the Exercise Price are subject to proportional adjustments from time to time for stock dividends, distributions, stock splits and similar events.

          From time to time, on and after the sixth anniversary of March 1, 2000, the Company has the right to redeem the Warrants at a price per share of Class A Common Stock into which the shares of Preferred Stock for which the Warrant is then exercisable are then convertible, payable in cash, equal to 105% of the excess of (i) the fair market value of such Class A Common Stock (the "Common Fair Market Value") over (ii) the Exercise Price then in effect (the "Warrant Redemption Price"). As used herein, the Common Fair Market Value shall equal (A) the Weighted Average Trading Price during the 10 trading days immediately prior to the date on which the Company gave the holders of the Warrants notice of the redemption or (B) if the Class A Common Stock is not traded on a national securities exchange or Nasdaq, then as determined reasonably and in good faith by the Board. If the Warrant Redemption price as calculated is negative, then the Warrant Redemption Price shall be $0.01. In case of redemption of less than all of the outstanding Warrants issued pursuant to or in connection with the Securities Purchase Agreement, the Warrants to be redeemed will be redeemed on a pro rata basis between the Purchasers.

          Commencing upon the fifth anniversary of March 1, 2000, each Purchaser may require the Company to purchase, and the Company then shall be obligated to purchase, all or any part of the Warrants owned by it at a price per share of Class A Common Stock into which the shares of Preferred Stock for which the Warrant is then exercisable are then convertible, payable in cash, equal to the excess of (x) the Common Fair Market Value over (y) the Exercise Price then in effect.

          C. Shareholders Agreement. Pursuant to the Shareholders Agreement, the Purchasers and Mr. deVogel have agreed to vote in favor of the Transaction, and against any matter that would impede the Transaction, until the Required Approval is obtained. In addition, Quilvest and Mr. de Vogel have agreed that, so long as the Securities Purchase Agreement has not been terminated in accordance with its terms, at any meeting of the shareholders, each of them will vote the voting securities of the Company beneficially owned by him or it in accordance with written instructions signed by an authorized officer of Littlejohn. Contemporaneously with entering into the Shareholders Agreement, Quilvest and Mr. de Vogel have delivered to Littlejohn an irrevocable proxy, which will become effective as of the date of the Closing and will be irrevocable to the fullest extent permitted by law (an "Irrevocable Proxy"), with respect to all voting securities of the Company owned of record and beneficially by each of them as of the date of the Closing.

          The Shareholders Agreement requires that the Board have nine directors at all times. So long as shares of Class B Common Stock are outstanding, the Board will be composed of two Class A

Directors and seven Class B Directors. Pursuant to the Shareholders Agreement, Littlejohn will nominate five persons to stand for election to serve as Class B Directors and Quilvest will nominate one person to stand for election to serve as a Class B Director. The then existing members of the Board will nominate the remaining three directors, none of whom shall be affiliates or associates (as defined in the Securities Exchange Act of 1934, as amended, or the GBCC) of Quilvest or Littlejohn. After such time as there are no Class B shares outstanding, Littlejohn will retain the right to nominate five persons to stand for election to serve as directors, Quilvest will retain the right to nominate one person to stand for election to serve as director and the remaining three directors will be nominated in accordance with the requirements of applicable law, it being understood that none of such three directors shall be affiliates or associates (as defined in the Securities Exchange Act of 1934, as amended, or the GBCC) of Quilvest or Littlejohn. Littlejohn's rights regarding its director nominees, as described above in this paragraph, will remain in full force and effect so long as Littlejohn beneficially owns at least 25% of the Company's common stock, and Quilvest's rights regarding its director nominee, as described above in this paragraph, will remain in full force and effect so long as both (i) Quilvest beneficially owns at least 5% of the Company's Class A Common Stock and (ii) Littlejohn owns at least 25% of the Company's Class A Common Stock.

          Subject to certain exceptions, each of Mr. de Vogel and Quilvest has agreed that he or it will not transfer any of his or its voting securities of the Company, whether held of record or beneficially owned. Under certain circumstances, each of the Purchasers and Mr. de Vogel has tag along and bring along rights. The Shareholders Agreement terminates on the earliest of (i) 10 years from its date of execution, (ii) the mutual agreement of the Purchasers and Mr. de Vogel which beneficially own a majority of the Class A Common Stock issued or issuable upon conversion of the Preferred Stock or the Additional Preferred Stock or upon the exercise of the Warrants, in each case which are subject to the Shareholders Agreement, and (iii) the sale of 90% or more of the securities described in clause (ii) to a person which is not a Littlejohn permitted transferee or a permitted transferee of either Quilvest or Mr. de Vogel who becomes party to the Shareholders Agreement.

          Commencing on August 31, 2001, the Company has agreed to pay to Littlejohn & Co. and Quilvest or its designees, pro rata based upon the respective applicable percentage interest in the Preferred Stock of Littlejohn and Quilvest, a management fee not to exceed $500,000 for each annual period ended on August 31st, determined by Littlejohn and the Company (the "Management Fee"), payable on the last business day in February and August of each year, or on such dates as the parties will otherwise agree. The Management Fee continues so long as Littlejohn has the right to elect a majority of the members of the Board, whether through the ownership of securities, by contract or otherwise. Notwithstanding the foregoing, the Management Fee will not be paid (and will not accrue), if (i) at the time of the payment of the Management Fee the Company would not be in violation of the financial covenants contained in the Credit Facility, or (ii) the Board determines that the payment of the Management Fee is reasonably likely to result in the Company not being able to achieve its budgeted earnings before interest, takes, depreciation and amortization (determined in accordance with generally accepted accounting principles) for such fiscal year.

          To induce Littlejohn to guarantee up to $5 million of the funds lent to the Company pursuant to any overadvance under the Credit Facility, the Company has agreed to pay to Littlejohn a fee calculated at a rate of 8% per annum of the actual amount of such overadvance outstanding from time to time (the "Overadvance Fee") which Littlejohn is then so required to guarantee or purchase. The Overadvance Fee is payable quarterly in arrears commencing three months after the first day in which there is an overadvance pursuant to the Credit Facility and only with respect to such days in which there is an overadvance. Notwithstanding the foregoing, the Company is not required to pay an

Overadvance Fee to the extent that, at the time of the payment thereof, or after giving effect to the payment thereof, the Company is, or would be, in violation of the financial covenants contained in the Credit Facility, in which case any such Overadvance Fee will accrue and be payable as soon as possible. In addition, Littlejohn and Quilvest have entered into a Contribution Agreement pursuant to which Quilvest has agreed to reimburse Littlejohn for 20% of the actual amount of any overadvance funded by Littlejohn in exchange for which Quilvest will receive from Littlejohn 20% of any Overadvance Fee that Littlejohn receives from the Company.

     D. Voting Agreements. Pursuant to Voting Agreements dated February 18, 2000 with J. William Uhrig and Terbem, each of Mr. Uhrig and Terbem has agreed to vote in favor of the conversion rights and the voting rights of the Preferred Stock and against any matter that would impede the Required Approval. Contemporaneously with entering into the Voting Agreements, each of Mr. Uhrig and Terbem has delivered to Littlejohn an Irrevocable Proxy, with respect to all voting securities of the Company owned of record and beneficially by each as of the date of the Closing.

     E. Registration Rights Agreement. The Registration Rights Agreement provides that the Company register registrable securities held by Littlejohn and Quilvest upon the demand of Littlejohn or Quilvest. Littlejohn is entitled to demand three such registrations while Quilvest is entitled to request one such registration. In addition, the Purchasers are entitled to piggyback registration rights in the event that the Company registers shares either for its own account or for the account of others. Littlejohn also has the right to require the Company to file, once during each calendar year, a registration statement on Form S-3 pursuant to Rule 415 of the Securities Act of 1933, as amended. The Company agreed to bear all of the expenses associated with such registration statements, excluding the underwriting discounts and commissions and legal fees of each of the Purchasers. The number of shares that the Purchasers can have registered pursuant to the Registration Rights Agreement is subject to customary cut backs. Furthermore, the Purchasers have agreed that, when the Company registers its securities, they will enter into lockup agreements pursuant to which they will not sell nor transfer their shares in the Company for a designated period of time. Under the Registration Rights Agreements, the parties thereto have agreed to indemnify each other under certain circumstances.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1:  Securities Purchase Agreement

          Exhibit 2:  Certificate of Designation

          Exhibit 3:  Form of Warrant

          Exhibit 4:  Shareholders Agreement

          Exhibit 5:  Terbem Voting Agreement

          Exhibit 6:  Uhrig Voting Agreement

          Exhibit 7:  Registration Rights Agreement

          Exhibit 8:  Quilvest Power of Attorney

          Exhibit 9:  Contribution Agreement

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  February 29, 2000            Littlejohn Fund II, L.P.
                                    By:  Littlejohn Associates II, L.L.C.,
                                         General Partner


                                    By: /s/ Angus C. Littlejohn, Jr.
                                        ------------------------------------
                                    Name:      Angus C. Littlejohn, Jr.
                                    Title:     Manager


                                    Littlejohn Associates II, L.L.C.


                                    By: /s/ Angus C. Littlejohn, Jr.
                                        ------------------------------------
                                    Name:      Angus C. Littlejohn, Jr.
                                    Title:     Manager


                                    /s/ Angus C. Littlejohn, Jr.
                                    ----------------------------------------
                                    Angus C. Littlejohn, Jr., individually


                                    Quilvest American Equity Ltd.


                                    By:   /s/ William F. P. deVogel
                                       -------------------------------------
                                    Name:      William F. P. deVogel
                                    Title:     Attorney-in-Fact

                                   SCHEDULE 1

                        LITTLEJOHN ASSOCIATES II, L.L.C.

-----------------------------------------------------------------------------------------------------
                                                        Principal Occupation or
                                                      Employment Business and the
                                                     Name, Principal Business and
                                                   Address of Organization in which
                          Residence or Business    such Employment is Conducted (if
Name                            Address                          any)                    Citizenship
-----------------------------------------------------------------------------------------------------
Angus C. Littlejohn,     115 East Putnam          Chairman and Chief Executive          United States
Jr.,                     Avenue,                  Officer of Littlejohn & Co., L.L.C.
Manager                  Greenwich, Connecticut
                         06830
-----------------------------------------------------------------------------------------------------
Michael I. Klein,        115 East Putnam          President of Littlejohn & Co.,        United States
Manager                  Avenue,                  L.L.C.
                         Greenwich, Connecticut
                         06830
-----------------------------------------------------------------------------------------------------
Harry E. Weyher, III,    115 East Putnam          Executive Vice President of           United States
Manager                  Avenue,                  Littlejohn & Co., L.L.C.
                         Greenwich, Connecticut
                         06830
-----------------------------------------------------------------------------------------------------
Edmund J. Feeley,        115 East Putnam          Managing Director of Littlejohn &     United States
Manager                  Avenue,                  Co., L.L.C.
                         Greenwich, Connecticut
                         06830
-----------------------------------------------------------------------------------------------------

                                   SCHEDULE 2

                         QUILVEST AMERICAN EQUITY LTD.


-----------------------------------------------------------------------------------------------
                                                      Principal Occupation or
                                                   Employment Business and the
                                                   Name, Principal Business and
                                                    Address of Organization in which
                         Residence or Business     such Employment is Conducted (if
Name                           Address                         any)                 Citizenship
-----------------------------------------------------------------------------------------------
Christian Baillet       243, Blvd. St. Germain   Company Director                   French
Director; President     F-75007 Paris, France
-----------------------------------------------------------------------------------------------
Walter Knecht           Regensdorferstrasse 144  Company Director                   Swiss
Director; Secretary;    CH-8049, Zurich
Treasurer               Switzerland
-----------------------------------------------------------------------------------------------
Kurt Sonderegger        Birkenstrasse 18         Company Director                   Swiss
Director                CH-8302, Kloten
                        Switzerland
-----------------------------------------------------------------------------------------------
Richard Diserens        Kirchweg 54a             Company Director                   Swiss
Director                CH-8102, Oberengstringen
                        Switzerland
-----------------------------------------------------------------------------------------------

                                   SCHEDULE 3

                             QUILVEST OVERSEAS LTD.


------------------------------------------------------------------------------------------
                                                   Principal Occupation or
                                                Employment Business and the
                                                  Name, Principal Business and
                                                 Address of Organization in
                        Residence or Business     which such Employment is
Name                          Address                Conducted (if any)        Citizenship
------------------------------------------------------------------------------------------
Christian Baillet      243, Blvd. St. Germain   Company Director               French
Director; Treasurer    F-75007 Paris, France
------------------------------------------------------------------------------------------
Walter Knecht          Regensdorferstrasse 144  Company Director               Swiss
Director               CH-8049, Zurich
                       Switzerland
------------------------------------------------------------------------------------------
Kurt Sonderegger       Birkenstrasse 18         Company Director               Swiss
Director               CH-8302, Kloten
                       Switzerland
------------------------------------------------------------------------------------------
Carlo Hoffmann         84, Grand-Rue            Company Director               Luxembourg
Secretary General      L-1660 Luxembourg
------------------------------------------------------------------------------------------
Julio Nunez            69 Chester Square        Company Director               Argentine
Director; President    London SW 1
                       England
------------------------------------------------------------------------------------------
Richard Diserens       Kirchweg 54a             Company Director               Swiss
Director               CH-8102, Oberengstringen
                       Switzerland
------------------------------------------------------------------------------------------

                                   SCHEDULE 4

                                 QUILVEST S.A.

-----------------------------------------------------------------------------------------------------
                                                          Principal Occupation or
                                                       Employment Business and the
                                                         Name, Principal Business and
                                                        Address of Organization in
                             Residence or Business       which such Employment is
Name                                Address                 Conducted (if any)          Citizenship
-----------------------------------------------------------------------------------------------------
Christian Baillet          243, Blvd. St. Germain      Company Director                French
Director; CEO              F-75007 Paris, France
-----------------------------------------------------------------------------------------------------
Peter Bemberg              Les Arcades du Lac,         Company Director                French
Director                   Chemin de la Falaise, 29
                           1196 Gland, Switzerland
-----------------------------------------------------------------------------------------------------
Charles de Montalembert    82 Blvd. Arago              Company Director                French
Director                   F-75013 Paris, France
-----------------------------------------------------------------------------------------------------
Alvaro Sainz de Vicuna     Calle Dr Fleming 3          Company Director                Spanish
Director                   8th Floor
                           Madrid 98036, Spain
-----------------------------------------------------------------------------------------------------
Andre Elvinger             2, Place Winston Churchill  Attorney-at-Law                 Luxembourg
Director                   L-1340 Luxembourg
-----------------------------------------------------------------------------------------------------
Paul de Ganay              57, Rue St. Dominique       Company Director                French
Director                   F-75007 Paris, France
-----------------------------------------------------------------------------------------------------
Hans Jorg Furrer           Bleicherweg 33              Company Director                Swiss
Director                   CH-8002, Zurich
                           Switzerland
-----------------------------------------------------------------------------------------------------
Louis James de Viel        25 bis rue de Constantine   Chairman (President)            French
Castel                     F-75007 Paris, France
Director
-----------------------------------------------------------------------------------------------------
International Advisory     Citco Building              Company Agent                   British
Services (IAS)             Wickhams Way, Tortola       *(directors see below)          Virgin
                           British Virgin Islands                                      Islands
-----------------------------------------------------------------------------------------------------
Carlo Hoffmann             84, Grand-Rue               Company Director                Luxembourg
Secretary General          L-1660 Luxembourg
-----------------------------------------------------------------------------------------------------
Carlos J. Miguens          667, Tte. Gral. J.D. Peron  Company Director                Argentine
                           1038 Buenos Aires
                           Argentina
-----------------------------------------------------------------------------------------------------

     *International Advisory Services Company Ltd.
      Directors:    Christian Baillet; President and Director
                    Walter Knecht; Director and Treasurer
                    Kurt Sonderegger; Director and Secretary
                    Richard Diserens; Director